EX-99.(A)(4)

EXHIBIT (a)(4)

TRUSTEE AUTHORIZATION
FOR THE TIAA-CREF INSTITUTIONAL MUTUAL FUNDS

          In accordance with Section 4.9.2 of the Declaration of Trust of the TIAA-CREF Institutional Mutual Funds (the “Trust”), dated April 15, 1999, as amended, the undersigned Trustees of the Trust hereby approve the following:

  the redesignation of the “High-Yield Bond Fund II,” a previously-authorized series of the Trust, as “High-Yield Fund II”

  the creation of a new class of shares of each Lifecycle Fund, to be designated the “Institutional Class,”

  the redesignation of the sole existing class of shares of each Lifecycle Fund as the “Retirement Class.”

          IN WITNESS WHEREOF, the Trustees of the Trust have executed this instrument the 14th day of February, 2006.

Willard T. Carleton	Howell E. Jackson

Eugene Flood, Jr.	Maceo K. Sloan

Nancy L. Jacob	Ahmed H. Zewail

Bevis Longstreth	Bridget A. Macaskill